Mail Stop 3561

December 13, 2007

Pedro Wongtschowski
Chief Executive Officer
Ultrapar Participações S.A.
Av. Brigadeiro Luis Antônio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910

> **Re:** **Ultrapar Participações S.A.**
> **Amendments No. 1 and 2 to Registration Statement**
> **on Form F-4**
> **Filed November 15 and 29, 2007**
> **File No. 333-146406**
>
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 7, 2007**
> **File No. 1-14950**

Dear Mr. Wongtschowski:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment one of our letter dated October 31, 2007. Please revise the document to quantify any material variations discussed in the "Financial Information" section with respect to the period ended September 30, 2007. Please see the instructions to Item 8.A.5 to Form 20-F, in particular paragraph 3(b).

Pedro Wongtschowski
Ultrapar Participações S.A.
December 13, 2007
Page 2

2. We note your response to comment two in our letter dated October 31, 2007. Please provide this disclosure in your summary and in the body of your prospectus expand your discussion to provide additional disclosure regarding the relationship between the parties by quantifying the amount of business they conduct with one another.

Calculation of Registration Fee

3. We note your response to comment four in our letter dated October 31, 2007. Please add a risk factor that discloses that shareholders will not be receiving ADSs in connection with the transactions. In doing so, please explain the benefits of receiving ADSs that trade on the New York Stock Exchange as compared to receiving Preferred Stock that is listed on the BOVESPA stock exchange, including notice procedures and receipts of dividends. In an appropriate place in your prospectus, please briefly elaborate upon the steps shareholders would need to take in order to convert the preferred stock into ADSs.

Questions and Answers about the Transaction, page xiii

4. We note your response to comment 12 in our letter dated October 31, 2007. Please revise your discussion on page xvi to explain why RIPI shareholders may exercise their appraisal rights based on book value only. In addition to filing a copy as an exhibit, please also provide a summary of the KPMG report confirming the book value applicable to RIPI and DPPI preferred shares as of September 30, 2007.

Unaudited Pro Forma Consolidated Financial Information, page 23

5. We note your response to comment 17 of our letter dated October 31, 2007. We are not able to reconcile the pro forma fair value adjustment used for income statement purposes of 986,802 to the actual total amount recorded on balance sheet of 305,935 noted in the US GAAP reconciliation on page 26. We assume such differences relate to the negative goodwill allocated in the final step of the acquisition. If our assumption is correct, then please revise the pro forma income statement to reflect the actual fair value adjustments recorded under US GAAP. If our assumption is not correct, please explain and reconcile the differences.

The Transaction, page 61

Description of the Transaction, page 64

6. We note your response to comment 32 in our letter dated October 31, 2007. Please expand your disclosure to explain how the shares were purchased "not pursuant to the Target Companies Shareholders Agreement." For example, we presume that the shares were purchased in negotiated transactions or similar

transactions but please state this. Please also state why these shares were purchased outside of the Shareholders Agreement.

Deutsche Bank Valuation Report, page 71

7. In your discussion of the Protocol and Justification, please explain exactly how the Boards determined that the Share Exchange is in the best interests of their respective companies.   Summarize the content of the Protocol and Justification.

8. We note your response to comment 36 in our letter dated October 31, 2007. Your response indicates that the boards of directors of the companies involved in the transaction are not required to make specific determination of fairness. Please revise your disclosure to so state.

9. We note your response to comment 38 in our letter dated October 31, 2007. We reissue our comment. Please add a discussion of the underlying quantified disclosure that you indicate was shared with Deutsche Bank on page 72. This comment also applies to the internal analyses shared with Credit Suisse.

10. We note your response to comment 41 in our letter dated October 31, 2007. We reissue our comment. Please provide the disclosure in your discussion here.

RIPI Preferred Stock Ownership of Directors and Executive Officers, page 163

11. We note your response to comment 46 in our letter dated October 31, 2007. We can not find your revised disclosure on page 61 as indicated in your response. For this reason we reissue our prior comment.

Exhibits 8.1 and 8.2

12. As you are using a short-form tax opinion, please revise the opinions of your counsels to confirm that the discussion in the prospectus under this subheading constitutes its opinion, as opposed to stating that "[i]n [their] opinion, the discussions…set forth the material U.S. federal income tax considerations" or "[w]e hereby confirm that the discussion…fairly summarizes the matters referred to therein…"

***

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Accountant, at (202) 551-3339 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diego A. Rotsztain, Esq.
        Davis Polk & Wardwell, LLP